Exhibit 4.6

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

EMERALD HOLDING, INC.

24,388,014 Shares of 7% Series A Convertible Participating Preferred Stock

Offered Pursuant to Rights Distributed to Record Stockholders of

Emerald Holding, Inc.

            , 2020

Dear Stockholder:

This notice is being distributed by Emerald Holding, Inc. (the “Company”) to all holders of record of shares of its common stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., New York City time, on             , 2020 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of 7% Series A Convertible Participating Preferred Stock, with a par value of $0.01 per share (the “Series A Preferred Stock”). The shares of Series A Preferred Stock will initially be convertible into shares of Common Stock at a conversion price of $3.52 per share, subject to adjustment upon the occurrence of certain events. The Rights are described in the Company’s Prospectus, dated             , 2020 (the “Prospectus”).

In the Rights Offering, the Company is offering an aggregate of 24,388,014 shares of Series A Preferred Stock pursuant to the Prospectus. The Rights will expire, if not exercised, by 5:00 p.m., New York City time, on             , 2020, unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned of record as of the close of business on the Record Date.

Each Right will allow you to subscribe for one share of Series A Preferred Stock (the “Subscription Right”) at the cash price of $5.60 per share (the “Subscription Price”). As an example, if you owned 1,000 shares of Common Stock as of the Record Date, you would receive 1,000 Rights pursuant to your Subscription Right, and you would have the right to purchase 1,000 shares of Series A Preferred Stock in the Rights Offering pursuant to your Subscription Right. See “The Rights Offering—Subscription Rights” in the Prospectus.

The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”). Rights may not be sold, transferred, or assigned; provided, however, that Rights are transferable by operation of law (for example, a transfer of Rights to the estate of a recipient upon the recipient’s death).

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions for Use of Emerald Holding, Inc. Subscription Rights Certificates; and

4.	A return envelope addressed to Computershare Trust Company, N.A., the Subscription Agent.

Your prompt action is requested. To exercise your Rights, you should properly complete and sign the Subscription Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Series A Preferred Stock subscribed for pursuant to the Subscription Right, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Subscription Rights Certificate with payment of the Subscription Price on or prior to 5:00 p.m., New York City time, on the Expiration Date. All payments must be made in U.S. dollars for the full number of shares of Series A Preferred Stock being subscribed for by personal check drawn upon a United States bank payable to Computershare Trust Company, N.A., as Subscription Agent. Failure to return the properly completed Subscription Rights Certificate with the correct payment will result in your not being able to exercise your Rights. A Rights holder cannot revoke the exercise of his Rights. Rights not exercised prior to the Expiration Date will expire without value.

Additional copies of the enclosed materials may be obtained from the Information Agent, Georgeson LLC. The Information Agent’s toll-free telephone number is (866) 856-6388.

Very truly yours,

EMERALD HOLDING, INC.